September 25, 2024

Jeffrey R. Knudson
Chief Financial Officer
AMN Healthcare Services, Inc.
2999 Olympus Boulevard, Suite 500
Dallas, TX 75019

       Re: AMN Healthcare Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 20, 2024
           File No. 001-16753
Dear Jeffrey R. Knudson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1 - Business
Our Services, page 4

1. We note your disclosure of your service offerings, as enumerated in this section. We also note your disclosure of disaggregated revenue by service type on page 49 of the notes to the financial statements. While most of the enumerated offerings correspond to the categories on page 49, it is not clear where certain offerings are classified for revenue purposes. For example, it is not apparent how international nurse staffing, crisis nurse staffing, revenue cycle solutions, executive search and academic leadership, and recruitment solutions correspond to the categories on page 49. Please advise and revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

2. Please revise to provide a discussion and analysis of cost of revenue directly on a stand-
 September 25, 2024
Page 2

       alone basis, rather than solely in the context of gross profit. Please quantify and discuss the impact of each significant component of costs comprising cost of revenue that caused cost of revenue to materially vary (or not vary when expected to). This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenue. In addition, the impacts of material variances in components of cost of revenue that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price, volume, and acquisitions in absolute amounts, explain the underlying reasons "why" for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of revenue at the segment level when a
       change in a segment   s cost of revenue materially impacts the segment
s measure of
       profit. Please provide us with a copy of your intended revised disclosure.

       Please revise to provide similar disclosure for selling, general, and administrative expenses. Please also explain the nature of components of your SG&A expenses, such that these costs are able to vary significantly with changes in business volume.
3. We note your revenue disclosure quantifying percentage changes in metrics, such as the
       17% decrease in the average number of travelers on assignment and the 15% decrease in average bill rate. Providing these percentages without the underlying metrics does not provide sufficient context as to the significance of these factors on changes in your results. Please revise to quantify, in absolute dollars, the impact of factors to which changes are attributed, including changes in price, volume, and acquisitions.
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 43

4. Please tell us and revise to disclose the nature of costs included in cost of revenue and selling, general and administrative expenses (including unallocated corporate overhead).
(j) Insurance Reserves, page 45

5. We note you provide professional liability coverage for staff. Please tell us why you provide this coverage.
(k) Revenue Recognition, page 45

6. You state revenue and the related direct costs under MSP arrangements are recorded in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent and that when the Company uses subcontractors and acts as an agent,
       revenue is recorded net of the related subcontractor   s expense. Please
clarify whether this
       means you recognize staffing revenue under MSP arrangements gross except for staffing provided by third-party subcontractors. Please also revise to disclose any other revenue you recognize net as an agent. For example, we note your disclosure on page 2 that your employee counts do not include independent contractors, such as locum tenens and contract interpreters, who were not your employees. Please provide us with a copy of
 September 25, 2024
Page 3

       your intended, revised disclosure.
(l) Accounts Receivable, page 46

7. You disclose that the increase in the provision for expected credit losses for the year ended December 31, 2022 was primarily the result of developments that raised concern
       with a specific customer   s ability to meet its financial obligations,
and uncertainty
       regarding the collectability of cash flows from other customers due primarily to the macroeconomic outlook. We note that you continued to maintain a similar provision as of both December 31, 2023 and June 30, 2024. Please tell us the current status of receivables with that specific customer and of your views with regard to uncertainty regarding other customers due to the macroeconomic outlook.
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Selling, General and Administrative Expenses, page 20

8. We note disclosure in your June 30, 2024 earnings release on Form 8-K attributing the decrease in SG&A expenses to lower bonus and incentive compensation, reduced corporate headcount, a favorable adjustment to accrued professional liability insurance expense, seasonally lower payroll tax expense, and prudent expense management. Please revise your results of operations disclosure in your Form 10-Q to discuss and quantify underlying reasons for changes in results, such as these.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services